Exhibit (a)(5)(H)

UNITED STATES DISTRICT COURT

SOURTHERN DISTRICT OF NEW YORK

DON PEDERSON, Individually And On Behalf Of All Others Similarly Situated,	Case Number

Plaintiff,

v.	SHAREHOLDER CLASS ACTION COMPLAINT FOR VIOLATONS OF SECTION 14(D)(4) and (E) OF THE EXCHANGE ACT AND BREACH OF FIDUCIARY DUTY
PENWEST PHARMACEUTICALS CO., KEVIN C. TANG, PETER F. DRAKE, JOSEPH E. EDELMAN, JOHN G. LEMKEY, DAVID P. MEEKER, ANNE M. VANLENT, RODERICK WONG, SAIID ZARRABIAN, ENDO PHARMACEUTICALS HOLDINGS, INC., AND WEST ACQUISITION CORP.	JURY TRIAL DEMAND

Defendants.

Plaintiff, Don Pederson, by and through his attorneys, alleges upon information and belief, except to paragraph 17 which is alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by plaintiff on behalf of holders of the public stock of Penwest Pharmaceuticals Co. (“Penwest” or the “Company”) to enjoin the proposed acquisition of the publicly owned shares of Penwest common stock by Endo Pharmaceuticals Holdings. Inc. (“Endo”) and West Acquisition Corp. (“WAC”), as detailed herein (the “Proposed Transaction”).

2. On August 9, 2010 Endo and Penwest each separately announced that they had reached a definitive Agreement and Plan of Merger whereby Endo would acquire all outstanding shares of Penwest for $5.00 in cash per share (“Merger Agreement”). Penwest estimated the total equity value of the Proposed Transaction to be approximately $168 million, while Endo estimated the enterprise value of the Proposed Transaction at approximately $144 million at the time of deal closes. Specifically, under the terms of the Merger Agreement, Endo announced it would “shortly” commence an all-cash tender offer to acquire 100 percent of the outstanding common stock of Penwest for $5.00 per Penwest share (“Tender Offer”).

3. Endo commenced the Tender Offer with the filing of its Tender Offer Statement on Schedule TO with the SEC on August 20, 2010 (“TO”). Even though Penwest was not obligated to do so for ten days, on the very same day it filed the TO, Penwest also filed its Recommendation Statement in connection with the Tender Offer on Schedule 14D-9 with the SEC (“14D-9,” and collectively with the TO, the “Disclosure Documents”). The Tender Offer is currently scheduled to expire at midnight on September 17, 2010, unless it is extended. Following the Tender Offer, Endo will then acquire any Penwest shares not purchased in the Tender Offer in a second-step merger, which is expected to be completed in the fourth quarter of 2010, at the same price per share paid in the Tender Offer (collectively the Tender Offer and the second-step merger are referred to as the “Proposed Transaction”).

4. In recent years, Penwest’s stock price has languished due in large part due to patent litigation concerning OPANA® ER, the Company’s most successful commercial product, litigation and proxy battles surrounding the Company’s board of directors (“Board”), and uncertainty regarding the development and FDA approval of the Company’s new product, A0001, or a-tocopherolquinone, a coenzyme Q analog, for inherited mitochondrial respiratory chain diseases. These uncertainties, however, have now been resolved and the Company is poised for a significant growth. Indeed, as a result of the resolution of these issues the trading price of Penwest common stock has increased more than a 950 percent in less than two years, climbing from a November 20, 2008 close of $0.40 per share to a close of $4.21 on August 6, 2010, the day before the Proposed Transaction was announced.

5. Endo is well aware of Penwest’s improving financial metrics due to its access to nonpublic information. Endo is partnered with Penwest in the development and commercialization of OPANA® ER (“Opane”), the drug from which Penwest derives the vast majority of its revenues in the form of royalties received from Endo. Knowing that the economy and the Company’s performance is recovering, and that the Company’s new product, A0001, has reached significant milestones in U.S. Food and Drug Administration (“FDA”) approval, Endo recognized that it had an opportunity to cash in on Penwest’s temporarily depressed stock price by acquiring the Company’s valuable assets before it felt the full effects of the economic turnaround and the commercialization of Penwest’s new product. As such, Endo, in possession of non-public information regarding the performance of Penwest, is taking advantage of its position to acquire the Company at a substantial discount to its true value.

6. Then, to ensure the success of the Proposed Transaction, the Board locked up the deal by agreeing to impermissible “deal-protection” devices, effectively rendering the Proposed Transaction a fait d’accompli. For example, the Board agreed to (i) a “no-shop” provision that prevents the Company from negotiating with or providing confidential Company information to competing bidders except under extremely limited circumstances; (ii) a “matching rights” provision that allows Endo three (3) business days to match any competing proposal in the unlikely event that one emerges; and (iii) a $5 million termination fee and costs of $2 million to be paid to Endo if the Board agrees to a competing proposal.

7. To further lock up the Proposed Transaction, shareholders Tang Capital Partners, LP, and Perceptive Life Sciences Master Fund Ltd., whose principals Kevin Tang and Joe Edelman, are members of Penwest’s Board and Mr. Tang is the Company’s Chairman of the Board, and Jennifer Good, Penwest’s President and Chief Executive Officer, who collectively own 38.6% of the fully diluted common stock of Penwest, entered into Stockholder Tender Agreements whereby they committed to tender their shares in the Tender Offer.

8. Collectively, these provisions are material deterrents to other potential bidders and essentially ensure that Endo, and only Endo, will acquire the Company.

9. The Proposed Transaction is also unfair because the consideration offered to the Company’s shareholders in the Tender Offer is grossly inadequate. Indeed, the intrinsic value of Penwest’s common stock is materially in excess of the amount offered, given the Company’s growth and anticipated operating results, net asset value and future profitability. Additionally, as set forth herein, the $5.00 per share offered in the Proposed Transaction is not the result of arm’s-length negotiations but was fixed arbitrarily by Endo, Tang and Edelman to “cap” the market price of Penwest, while simultaneously providing a liquid market for Tang and Edelman’s large blocks of highly illiquid Penwest stock and allowing Endo to obtain complete ownership of Penwest’s assets and business, including OPANA® ER at the lowest possible price.

10. In hopes of coercing the Company’s public shareholders to approve the Proposed Transaction, defendants filed the Disclosure Documents with the SEC and disseminated them to the Company’s public shareholders in an attempt to convince shareholders to tender their shares in the Tender Offer. The Disclosure Documents however misstate and/or omit material information regarding the Proposed Transaction that is essential to the Company’s public shareholders’ ability to make a fully-informed decision on whether to tender their shares in support of the Proposed Transaction.

11. In pursuing the unlawful plan to facilitate the acquisition of Penwest by Endo for grossly inadequate consideration, through a flawed process, based upon grossly inadequate disclosures, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyally, due care, independence, good faith and fair dealing.

12. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin defendants from taking any steps to consummate the Tender Offer or, in the event the Merger is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

JURISDICTION AND VENUE

13. This Court has jurisdiction over all claims asserted herein pursuant to 28 U.S.C. §1331 in that plaintiff’s claims arise in part under the Constitution and laws of the United States, including the Securities Exchange Act [15 U.S.C. §78aa] and 28 U.S.C. §1331. This Court also has supplemental jurisdiction pursuant to 28 U.S.C. §1367(a).

14. This Court retains general jurisdiction over each named defendant who is a resident of New York. Additionally, this Court has specific jurisdiction over each named non-resident defendant because these defendants maintain sufficient minimum contacts with New York to render jurisdiction by this Court permissible under traditional notions of fair play and substantial justice. Penwest maintains its corporate headquarters and operations in New York and is traded on the Nasdaq stock exchange. Defendants’ conduct arose out of New York and was purposefully directed at New York. Finally, exercising jurisdiction over the named non-resident individual defendants is reasonable.

15. Venue is proper in this Court pursuant to 28 U.S.C. §1391(a) because one or more of the defendants either resides in or maintains executive offices in this District, and a substantial portion of the transactions and wrongs that are the subject of this complaint, including the individual defendants’ primary participation in the wrongful acts detailed herein, aiding and abetting, and conspiracy in violation of fiduciary duties owed to Penwest, occurred in substantial part in this District. Finally, defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

16. In connection with the acts, conduct and other wrongs alleged herein, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mails and interstate telephone communications.

THE PARTIES

17. Plaintiff Don Pederson (“Plaintiff”), a Texas resident, is a stockholder of defendant Penwest.

18. Defendant Penwest is a corporation organized and existing under the laws of the State of Washington, with its principal executive offices located at 2981 Route 22, Patterson, New York 12563. Penwest is a drug development company focused on identifying and developing products that address unmet medical needs, primarily for rare disorders of the nervous system. The Company’s stock is listed on Nasdaq under the symbol “PPCO.”

19. Defendant Jennifer L. Good (“Good”) has been Penwest’s Chief Executive Officer since June 2006 and President since November 2005. Good has also been the Company’s acting Chief Financial Officer since January 2009. Good was Penwest’s Chief Financial Officer from February 1997 to June 2006; Chief Operating Officer from November 2005 to June 2006; Senior Vice President, Finance from February 1997 to November 2005; and a director from June 2006 to June 2010. Concurrently with the execution of the Merger Agreement, Good entered into a Shareholder Tender Agreement with Endo and WAC, pursuant to which she has agreed to tender her shares and vote such shares in favor of the Proposed Transaction and against any other transaction.

20. Defendant Kevin C. Tang (“Tang”) has served as a director of Penwest since June 2009 and is the Company’s Chairman of the Board, and Chair of the Board’s Nominating &

Governance Committee and Finance Committee. Tang is the Managing Director of Tang Capital Management, LLC, an investment firm focused on the health care industry that he founded in August 2002, and a principal of Tang Capital Partners, LP. (“Tang Capital”) which, along with its affiliates, currently own 21.0% of the outstanding common stock of Penwest. Concurrently with the execution of the Merger Agreement, Tang and Tang Capital entered into a Shareholder Tender Agreement with Endo and WAC, pursuant to which they have agreed to tender their shares and vote such shares in favor of the Proposed Transaction and against any other transaction.

21. Defendant Joseph E. Edelman (“Edelman”) has served as a director of Penwest since June 2009. Edelman is the Chief Executive Officer and Portfolio Manager of Perceptive Advisors LLC, and principal of Perceptive Life Sciences Master Fund Ltd. (“PLS”) which currently owns 20.3% of the outstanding common stock of Penwest. Concurrently with the execution of the Merger Agreement, PLS entered into a Shareholder Tender Agreement with Endo and WAC, pursuant to which it has agreed to tender its shares and vote such shares in favor of the Proposed Transaction and against any other transaction.

22. Defendant John G. Lemkey (“Lemkey”) has served as a director of Penwest since June 2010. Lemkey is also the Chief Financial Officer of Tang Capital Management, LLC and was nominated for election to the Board by Tang Capital and PLS.

23. Defendant Roderick Wong (“Wong”) has served as a director of Penwest since June 2010. Wong was nominated for election to the Board by Tang Capital and PLS.

24. Defendant Saiid Zarrabian (“Zarrabian”) has served as a director of Penwest since June 2010. Zarrabian was nominated for election to the Board by Tang Capital and PLS.

25. Defendant Peter F. Drake (“Drake”) has served as a director of Penwest since April 2005.

26. Defendant David P. Meeker (“Meeker”) has served as a director of Penwest since January 2007.

27. Defendant Anne P. VanLent (“VanLent”) has served as a director of Penwest since December 1998 and is Chair of the Board’s Audit Committee.

28. Defendants Good, Tang, Edelman, Lemkey, Wong, Zarrabian, Meeker, Vanlent, and Drake are collectively referred to hereinafter as the “Individual Defendants.”

29. Each of the Individual Defendants is sued individually, as a conspirator and aider and abettor, as well as in their capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

30. Defendant Endo is a specialty pharmaceutical corporation that engages in the research, development, manufacturing, marketing and sale of branded and generic prescription pharmaceuticals used primarily to treat and manage pain, overactive bladder, prostate and bladder cancer and the early onset of puberty in children, or central precocious puberty. Endo’s portfolio of branded products includes brand names such as Lidoderm®, Opana and Opana®, Percocet®, Frova®, Voltaren® Gel, Vantas®, Valstar®, and Supprelin® LA. Endo is incorporated in Delaware and its principal executive offices are located at 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317.

31. Defendant WAC is a Delaware corporation and an indirect wholly-owned subsidiary of Endo that acted as a merger sub. Upon completion of the merger, WAC will merge with and into Penwest and WAC will cease to exist as a separate corporate entity.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

32. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Penwest and owe Plaintiff and the other members of the Class (defined herein) the duties of good faith, fair dealing, loyalty and full and candid disclosure.

33. By virtue of their positions as directors and/or officers of Penwest, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Penwest to engage in the practices complained of herein.

34. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets;

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders; or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

35. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public shareholders of Penwest including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the public shareholders of Penwest common stock.

CLASS ACTION ALLEGATIONS

36. Plaintiff brings this action on his own behalf and as a class, pursuant to Rule 23, on behalf of all holders of Penwest common stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

37. This action is properly maintainable as a class action because:

(a)	The Class is so numerous that joinder of all members is impracticable. As of August 2, 2010, there were nearly 31 million shares of Penwest common stock issued and outstanding. The actual number of public shareholders of Penwest will be ascertained through discovery;

(b)	There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member, including:

(i)	whether Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction complained of herein consummated; and

(iv)	whether the Disclosure Documents misstate and/or omit material information regarding the Proposed Transaction that is essential to the Company’s public shareholders’ ability to make a fully-informed decision on whether to tender their shares in support of the Proposed Transaction.

(c)	Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;

(d)	Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

(e)	The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class; and

(f)	Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

38. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

SUBSTANTIVE ALLEGATIONS

A.	Background

39. Penwest is a drug development company focused on identifying and developing products that address unmet medical needs, primarily for rare disorders of the nervous system. One of Penwest’s key assets is its proprietary TIMERx® technology. The TIMERx® oral controlled release delivery system precisely and predictably controls drug release providing a range of benefits, including reduced dosing frequency, improved drug performance and compliance, minimized side effects, the achievement of new indications, and the optimization of the performance of chemical entities. TIMERx® allows Penwest to modify the release of drugs to provide a therapeutic benefit to patients by delivering medicines that are more efficacious and provide greater patient compliance.

40. Penwest and Endo have a longstanding relationship and have been working together since 1997 on the development and commercialization of OPANA® ER, which incorporates the TIMERx® technology. Penwest’s primary source of revenue currently is the royalty stream on net sales of OPANA® ER.

41. Separately, Penwest is currently developing A0001 or a-tocopherolquinone, a coenzyme Q10 analog for inherited mitochondrial respiratory chain diseases which has been demonstrated to improve mitochondrial function in-vitro. Penwest is also applying its drug delivery technologies and drug formulation expertise to the formulation of our collaborators’ product candidates under licensing collaborations.

42. Beginning in late 2007, numerous competing pharmaceutical companies, including IMPAX Laboratories, Inc., Actavis South Atlantic LLC, Sandoz, Inc., Barr Laboratories, Inc., Roxane Laboratories, and Watson Laboratories Inc., submitted abbreviated new drug applications (“ANDA’s”) for various strengths of a generic version of OPANA® ER. In response to the filing of these ANDA’s, Penwest and Endo filed various actions against each of these pharmaceutical companies alleging that the generic versions of Opana® ER violated the Company’s U.S. Patent Nos. 7,276,250, 5,958,456, and 5,662,933 which cover the formulation of OPANA® ER, which are listed in the FDA’s Orange Book and expire in 2023, 2013 and 2013, respectively.

43. The Company settled the Actavis litigation on February 20, 2009, the Barr litigation on April 12, 2010, and both the IMPAX and Sandoz litigation on June 8, 2010. Under the terms of each of the settlements, the competing pharmaceutical company agreed not to dispute the validity of Penwest’s patents in exchange for an agreement to allow the companies to market certain specified strengths, formulations and versions of OPANA® ER at specified dates in the future, thus protecting a very valuable income stream for the Company.

44. Beginning in 2008 and continuing to the present, defendants Tang and Edelman, through Tang Capital, PLS and their affiliates, began purchasing large amounts of Penwest common stock at various prices substantially below $5.00, with significant amounts purchased below $2.00 per share, including blocks of stock purchased for as low as $1.26 per share.

45. In March and April 2009, Defendants Tang and Edelman caused their respective funds, Tang Capital and PLS, which by that time each owned more than 20% of Penwest’s outstanding securities, to bring a total of three lawsuits against the Company and engage in a protracted and expensive proxy battle, both seeking to gain control of the Penwest’s Board. Tang Capital and PLS then sought preliminary injunctive relief on their claims prior to the

Company’s 2009 annual meeting of shareholders, but this motion was denied by the court on May 22, 2009. Subsequently, the actions were dismissed without prejudice on May 13, 2010. In addition, despite the proxy battle. Tang Capital and PLS’s proposed bylaw amendment and bylaw proposal were not approved at the 2009 Penwest annual meeting of shareholders.

46. While Tang and Edelman were not successful in wresting control of the Board in 2009, they each did obtain a seat on the Board and secured approval by shareholders of a non-binding proposal requesting the Board to take prompt and thoughtful action to wind down substantially all of the Company’s operations.

47. Emboldened and empowered by the control gained through their vast stock purchases and success in obtaining seats on the Board, in 2010, Tang and Edelman initiated a second proxy battle in order to gain a majority of the Board seats and thereby control the direction of the Company, so they could monetize the large and highly illiquid blocks of Penwest stock held by each of their funds at a substantial profit. As a result, Penwest was forced to expend large amounts in professional fees in connection with the ensuing proxy contest, which culminated in defendants Tang and Edelman, and the directors beholden to them and their scheme, defendants Lemkey, Wong, and Zarrabian, gaining control of the Board at the Company’s 2010 annual meeting.

48. With the majority of the patent and Board member litigation resolved, the Company’s most recent financial results demonstrate that Penwest is well positioned to continue its historic growth. On May 3, 2010, Penwest announced its financial results for the first quarter of 2010. Among the financial highlights, Penwest announced that total revenues for the first quarter of 2010 were $8.8 million, compared with $5.3 million for the first quarter of 2009.

49. Net income for the quarter was $3.9 million, or $0.12 per share, compared with a net loss of $962,000, or a $0.03 loss per share, for the first quarter of 2009.

50. In addition, during the first quarter of 2010 Penwest signed the Company’s fourth research and development agreement with Otsuka Pharmaceutical for Penwest to develop formulations of an Otsuka compound utilizing Penwest’s TIMERx® drug delivery technology, initiated a Phase IIa clinical trial of A0001 in patients with MELAS syndrome, in addition to the Company’s ongoing Phase IIa clinical trial of A0001 in patients with Friedreich’s Ataxia, which was initiated in the fourth quarter of 2009. The Company further obtained “Fast Track” designation for A0001 for the treatment of Friedreich’s Ataxia from the FDA on March 1, 2010.

51. Commenting on these results, defendant Good stated:

I am very pleased with the continued progress we made implementing the three key elements of our business plan in the first quarter. Having initiated the enrollment of patients in our two Phase IIa trials of A0001, we are looking forward to seeing data in the third quarter of this year. We have also continued to grow our drug delivery business with additional work under our on-going relationship with Otsuka, and with the signing of the multi-drug, multi-year collaboration with Alvogen that we announced early in the second quarter. Finally, with regard to Opana ER, during the first quarter we began to receive our full royalty rate. We are also continuing our patent litigation to protect the Opana ER franchise in the U.S. and recently announced a settlement of our patent litigation with Barr Laboratories. We believe that by executing our business plan we can create value for shareholders, both in the short term as reflected in our stock price, as well as over the long term through our various partnerships and by generating data from the clinical trials of A0001.

52. The Company’s stellar financial results continued, when on August 4, 2010, for the second quarter of fiscal 2010, Penwest announced record revenues and earnings, significantly exceeding analysts’ expectations. In the second quarter the Company recorded a 159% year-over-year increase in revenues and raised its revenue guidance for the full 2010 fiscal year. Further, in its second quarter 2010 earnings press release, Penwest also announced a new plan to maximize profitability by leveraging its technologies, aggressively reducing cash expenses by Q4 2010, completing its A0001 Phase 2a studies and reporting top-line results by Q4 2010, and licensing the A0001 compound to a partner for further development and commercialization.

53. Commenting on these results, defendant Good stated:

It was a very significant quarter for Penwest and its shareholders with record financial performance as well as the settlement of the Opana ER patent disputes. These settlements protect most strengths of the product until January 2013. Our focus for the remainder of the year will be to continue executing on our plan for the drug delivery business, complete the Phase 2 trials and pursue partnership discussions for A0001, and complete additional restructuring activities to further enhance our profitability. We believe that this plan will ultimately maximize the value we can return to our shareholders.

54. This announcement alone caused the Company’s stock price to increase over 19% from a close of $3.54 on August 3, 2010 the day before the release of second quarter financial results to $4.21 the day before the announcement of the Proposed Transaction.

55. Less than two months after the Company’s 2010 annual meeting and the announcement of stellar financial results for a second quarter in a row, defendants Tang and Edelman leveraged their newfound control of the Board and caused Penwest to enter into the Proposed Transaction. Tang and Edelman were thus able to create a liquid market for their large blocks of highly illiquid Penwest stock and thereby reap windfall profit for themselves due to their recent acquisition spree at various prices well under the $5.00 Tender Offer price.

B.	The Tender Offer

56. On August 9, 2010, Penwest issued the following press release announcing that the Individual Defendants had agreed to sell Penwest to Endo in a cash transaction for $5.00:

Penwest Pharmaceuticals Co. (Nasdaq: PPCO) today announced that it has entered into a merger agreement under which its long-time partner in the development and commercialization of Opana® ER, Endo Pharmaceuticals (Nasdaq: ENDP), has agreed to acquire all of the common stock of Penwest for $5.00 per share in cash. The total equity value of the transaction is approximately $168 million.

Jennifer L. Good, President and Chief Executive Officer, said, “The Board of Directors and I concluded that this transaction is in the best interests of Penwest and its shareholders and is an excellent way to maximize the value of Penwest’s most strategic asset, Opana® ER”

The cash consideration represents a premium of 47% over the 30-day average of Penwest shares and 1% based on the closing price of Friday August 6. This agreement has been unanimously approved by the Penwest and Endo Boards of Directors.

Under the terms of the merger agreement, Endo will shortly commence an all-cash tender offer to acquire 100 percent of the outstanding common stock of Penwest for $5.00 per Penwest share. The tender offer is expected to be completed in September 2010. Endo will acquire any Penwest shares that are not purchased in the tender offer in a second-step merger, which is expected to be completed in the fourth quarter, at the same price per share paid in the tender offer. The tender offer will be subject to certain closing conditions, including a minimum condition that not less than a majority of shares of Penwest common stock are tendered into the offer.

Shareholders Tang Capital Partners, LP, and Perceptive Life Sciences Master Fund Ltd. whose principals Kevin Tang and Joe Edelman, respectively, are members of Penwest’s Board of Directors, Mr. Tang, Penwest’s Chairman of the Board, and Jennifer Good, Penwest’s President and Chief Executive Officer, who collectively own 38.6% of the fully diluted common stock of Penwest, have committed to lender their shares in the tender offer.

BofA Merrill Lynch is acting as exclusive financial advisor to Penwest in connection with the transaction.

57. The $5.00 per share consideration offered in the Proposed Transaction, however, is unfair and grossly inadequate because, among other things, the intrinsic value of Penwest’s common stock is materially in excess of the amount offered given the Company’s prospects for future growth and earnings. The market’s reaction to the news of the Proposed Transaction demonstrates the strength of Penwest’s outlook and the inadequacy of the consideration offered. On the day before the Proposed Transaction was announced, Endo stock closed at $24.82 per share, but since the announcement has climbed to a close of $28.58 on August 25, 2010 – an increase of more than 15% in less than two weeks.

58. Moreover, the Proposed Transaction represents a paltry premium of just 18.7% based on the closing price of Penwest stock the last trading day prior to the announcement of the

Proposed Transaction. Just recently on December 21, 2009, a Bloomberg article entitled “CEOs paying 56% M&A Premium Shows Stocks May be Cheap” reported that “[t]he average premium in mergers and acquisitions in [2009] which U.S. companies were the buyer and seller rose to 56% this year from 47 percent last year [2008]….” Thus, the Proposed Transaction premium of 18.7% is well below the average premium in like transactions during 2009.

59. Ian Sanderson, an analyst from Cowen & Co., called the Proposed Transaction “a wise move” on Endows part, stating: “Assuming the Penwest acquisition is completed, we estimate that Endo will save $155 million in Opana ER royalty payments through 2015, and the savings could be larger should the [tamper-resistant] version achieve market success.”

The Preclusive Deal Protection Devices

60. As part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will emerge for the Company.

61. First, the Merger Agreement contains a strict “no shop” provision prohibiting the members of the Penwest Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting proposals relating to an alternative tender offer or business combinations. The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Individual Defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations. In addition to the no-shop and standstill provisions, the Merger Agreement includes an effective $7,000,000 termination fee that, in combination with the other deal-protection devices, will all but ensure that no competing offer will be forthcoming.

62. Specifically, §6.5(a) of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Endo. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors.

63. Similarly, §6.5 of the Merger Agreement provides a matching rights provision whereby the Company must notify Endo of any unsolicited competing bidder’s offer. Then, if and only if the Board determines that the competing offer constitutes a “Superior Offer,” Endo is granted three business days to amend the terms of the Merger Agreement to make a counter-offer that the Company must consider in determining whether the competing bid still constitutes a “Superior Offer.”

64. Thus, even if the Penwest Board receives an intervening bid that appeared to be “superior” to Endo’s offer, they are precluded from even entering into discussions and negotiations unless they first reasonably determine in good faith that the alternative proposal is, in fact, “superior,” and give Endo three days notice to match the competing offer. Consequently, this provision prevents the Penwest Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Penwest Board first determines that the proposal is “superior.”

65. To further lock up the Proposed Transaction, shareholders Tang Capital Partners, LP, and Perceptive Life Sciences Master Fund Ltd. whose principals Kevin Tang and Joe Edelman, are members of Penwest’s Board, along with defendant Good, Penwest’s President and Chief Executive Officer, who collectively own 38.6% of the fully diluted common stock of Penwest, entered into Stockholder Tender Agreements whereby they committed to tender their shares in the Tender Offer. The impact of the Shareholder Tender Agreements is especially onerous since only a majority of Penwest’s outstanding shares need be tendered in order for Endo to be able to execute a second-step merger to acquire any Penwest shares that are not purchased in the Tender Offer. This effectively means that only approximately 11.4% additional outstanding Penwest shares need to be tendered in order to consummate the Proposed Transaction.

66. These provisions cumulatively discourage bidders from making a competing bid for the Company.

The Materially Misleading And/or Incomplete Disclosure Documents

67. On August 20, 2010, the Company filed the Disclosure Documents, including the Penwest Board’s Recommendation statement on Schedule 14D-9.

68. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in support of the Proposed Transaction.

69. For example, the Recommendation Statement completely fails to disclose all of the underlying methodologies, projections, key inputs and multiples relied upon and observed by BofA Merrill Lynch who served as financial advisor to the Company in connection with the Proposed Transaction. This information is necessary for shareholders to evaluate and properly assess the credibility of the various analyses performed by BofA Merrill Lynch and relied upon by the Board in recommending the Proposed Transaction. In particular, the 14D-9 is deficient and should provide, inter alia, the following;

(a) The financial projections and forecasts for Penwest should include disclosure of the Corporate Overhead for years past 2018 in order to be consistent with the other projections disclosed in the 14D-9. Also, the 14D-9 should provide an explanation or justification as to why different products have different time periods of forecasted projections;

(b) The criteria used by BofA Merrill Lynch for selecting discount rates ranging from 10% to 12% and perpetuity growth rates ranging from -15% to -5% for Penwest used in the Sum-of-the-parts Discounted Cash Flow Analysis;

(c) A description of whether the Sum-of-the-parts Discounted Cash Flow Analysis included consideration of stock-based compensation and how the implied per share values derived account for different time periods for each product forecasted;

(d) The identity of the equity research analyst relied upon on the Discounted Analyst Price Target performed by BoafA Merrill Lynch; and

(e) A description of the criteria and premiums observed by BofA Merrill Lynch for each company in its Premiums Paid on Selected Precedent Analysis.

70. The 14D-9 also fails to disclose material information concerning BofA Merrill Lynch. In particular, the 14D-9 fails to disclose the specific services provided by BofA Merrill Lynch to Penwest or Endo in the past five years as well as the fees received for such services. It is material for shareholders to be informed of any financial and economic interests BofA Merrill Lynch may have in the Proposed Transaction or in the parties involved that could create a conflict of interest.

FIRST CAUSE OF ACTION

(INDIVIDUALLY FOR DON PEDERSON)

CLAIM FOR VIOLATIONS OF SECTION 14(d)(4) AND 14(e) OF THE EXCHANGE

ACT AGAINST PENWEST AND THE INDIVIDUAL DEFENDANTS

71. Plaintiff repeats and realleges each allegation set forth herein.

72. Penwest and the Individual Defendants have caused the I4D-9 to be issued with the intention of soliciting shareholder support of the Proposed Transaction.

73. Sections 14(d)(4) and 14(e) of the Exchange Act require full and complete disclosure in connection with tender offers. Specifically, Section 14(e) provides that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation. The Commission shall, for the purposes of this subsection, by rules and regulations define, and prescribe means reasonably designed to prevent, such acts and practices as are fraudulent, deceptive, or manipulative.

74. The 14D-9 violates Sections 14(d)(4) and 14(e) because it omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Penwest and the Individual Defendants should have known that the 14D-9 is materially misleading and omits material facts that are necessary to render them non-misleading.

75. The misrepresentations and omissions in the 14D-9 are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

SECOND CAUSE OF ACTION

(INDIVIDUALLY FOR DON PEDERSON AND FOR THE CLASS)

CLAIM FOR BREACH OF FIDUCIARY DUTIES AGAINST THE INDIVIDUAL

DEFENDANTS

76. Plaintiff repeats and realleges each allegation set forth herein.

77. The Individual Defendants have violated fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of Penwest.

78. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Penwest.

79. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Penwest because, among other reasons, they failed to take steps to maximize the value of Penwest to its public shareholders, by, among other things, failing to adequately consider potential acquirers, instead favoring their own, or their fellow directors or executive officers’ interests to secure all possible benefits with a friendly suitor, rather than protect the best interests of Penwest’s shareholders.

80. Moreover, the Individual Defendants have failed to fully disclose to Plaintiff and the Class all material information necessary to make an informed decision regarding the Tender Offer and Proposed Transaction.

81. The Individual Defendants dominate and control the business and corporate affairs of Penwest and are in possession of private corporate information concerning Penwest’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Penwest which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

82. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

83. As a result of the actions of defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Penwest’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

84. Unless defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

85. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

THIRD CAUSE OF ACTION

(INDIVIDUALLY FOR DON PEDERSON AND FOR THE CLASS)

ON BEHALF OF PLAINTIFF AND THE CLASS

AGAINST PENWEST AND ENDO FOR AIDING AND ABETTING THE

INDIVIDUAL DEFENDANTS’ BREACH OF FIDUCIARY DUTY

86. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

87. Penwest and Endo have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Penwest’s public shareholders, and has participated in such breaches of fiduciary duties.

88. Penwest and Endo knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Penwest and Endo rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction and the Tender Offer in breach of their fiduciary duties.

89. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in its favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B. Declaring that the 14D-9 is materially misleading and contains omissions of material fact in violation of Sections 14(d)(4) and 14(e) of the Exchange Act;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

D. Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

E. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

F. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: August , 2010	FARUQI & FARUQI, LLP Nadeem Faruqi (NF1184) Juan E. Monteverde (JM8169)

	By:	/s/ Juan E. Monteverde
Juan E. Monteverde (jm8169)
369 Lexington Avenue, 10th Floor New York, NY 10017 Tel: 212-983-9330 Fax: 212-983-9331

Attorneys for Plaintiff

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